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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549




                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                                In respect of its
                   U.S. Dollar 33,000,000 Callable Fixed Rate
                     Step-Up Notes of 2002, due July 5, 2006




                    Filed pursuant to Rule 3 of Regulation BW




                               Dated: July 3, 2002


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         The following information regarding the U.S. Dollar 33,000,000*
Callable Fixed Rate Step-Up Notes of 2002, due July 5, 2006 (the "Notes") of the
International Bank for Reconstruction and Development is being filed pursuant to
Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the
Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and
Exchange Commission, in the form of a Pricing Supplement relating to the Notes
(the "Pricing Supplement") , attached hereto as Exhibit A, and in the form of an
Information Statement (the "Information Statement"), the most recent version of which (dated September 20, 2001) is already on file with the Securities and
Exchange Commission.

         Item 1.  DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 33,000,000 Callable Fixed Rate Step-Up Notes of 2002, due July 5, 2006.

                  (b) The interest rate shall be 3.50 percent for the period from July 5, 2002 to July 5, 2003, thereafter increasing by 0.70 percent annually. Interest payment dates will be each July 5, commencing on July 5, 2003 and ending on July 5, 2006.

                  (c) Maturing July 5, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on July 5, 2003 and annually thereafter with 10 New York and London business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f)  Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h)  See Prospectus, pages 6-10.

                  (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.

---------------------------
* As of June 27, 2002,  the principal  amount of the Notes has been increased by an additional U.S. Dollar 8,000,000. All other terms and conditions of the Notes remain unchanged.


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         Item 2.  DISTRIBUTION OF OBLIGATIONS

                  As of July 3, 2002, the Bank entered into a Terms Agreement with Morgan Stanley International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 33,000,000 at 100.00% of par. The
Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about July 5, 2002.

                  The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard
Provisions relating to the issuance of notes under the Global Debt Issuance
Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange
Commission.

                  The Manager proposes to offer all the Notes to the public at the public offering price of 100.00%.

         Item 3.  DISTRIBUTION SPREAD

             Price to            Selling Discounts and    Proceeds to the
              Public                  Commissions              Bank(1)
              ------                  -----------              -----
        Per Unit: 100.00%                 N/A                     100.00%
      Total: USD 33,000,000               N/A                 USD 33,000,000

         Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5.  OTHER EXPENSES OF DISTRIBUTION

                  As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6.  APPLICATION OF PROCEEDS

                  The net proceeds will be used in the general operations of the Bank.

         Item 7.  EXHIBITS

                  A. Pricing Supplement dated July 3, 2002

                  B. Terms Agreement dated July 3, 2002


--------
(1) Without deducting expenses of the Bank, which are not yet known.


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                                                                       EXHIBIT A


PRICING SUPPLEMENT

                               [WORLD BANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                          Global Debt Issuance Facility

                                     No.2299


                                  US$33,000,000
               Callable Fixed Rate Step-up Notes due July 5, 2006


                                 Morgan Stanley



               The date of this Pricing Supplement is July 3, 2002


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This document ("PRICING SUPPLEMENT") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "BANK") under its
Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms, which form part of the form of Notes for such issue:-

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

1  No.:                                              2299

2  Aggregate Principal Amount:                       US$33,000,000

3  Issue Price:                                      100.00 per cent. of the Aggregate Principal Amount

4  Issue Date:                                       July 5, 2002

5  Form of Notes (Condition 1(a)):                   Registered Notes only

6  Authorized Denominations
   (Condition 1(b)):                                 US$1,000 and US$10,000

7  Specified Currency (Condition 1(d)):              United States dollars ("US$")

8  Maturity Date (Conditions 1(a) and 6(a)):         July 5, 2006

9  Interest Basis (Condition 5):                     Fixed Interest Rate (Condition 5(I))

10 Fixed Interest Rate (Condition 5(I)):

   (a) Interest Rate:                                3.50 per cent. per annum in respect of the Interest Period beginning on (and including) the Issue Date and ending on
                                                     (but excluding) the Interest Payment Date falling in July,
                                                     2003;

                                                     4.20 per cent. per annum in respect of the Interest Period beginning on (and including) the Interest Payment Date
                                                     falling in July, 2003 and ending on (but excluding) the
                                                     Interest Payment Date falling in July, 2004;

                                                     4.90 per cent. per annum in respect of the Interest Period beginning on (and including) the Interest Payment Date
                                                     falling in July, 2004 and ending on (but excluding) the
                                                     Interest Payment Date falling in July, 2005; and

                                                     5.60 per cent. per annum in respect of the Interest Period beginning on (and including) the Interest Payment Date
                                                     falling in July, 2005

                                       1
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                                                     and ending on (but excluding) the Interest Payment Date
                                                     falling on the Maturity Date.

    (b) Fixed Rate Interest Payment Dates:           July 5 of each year commencing on July 5, 2003, subject to adjustment in accordance with the Following Business Day
                                                     Convention. As the context requires, references in the
                                                     Conditions to "Interest Payment Dates" shall be construed
                                                     as references to "Fixed Rate Interest Payment Dates"

    (c) Fixed Rate Day Count Fraction:               30/360, as provided in Condition 5(I)(b)

    (d) Business Day Convention:                     The Following Business Day Convention shall apply to the
                                                     Notes provided however, that, with respect to the Maturity
                                                     Date (Condition 6(a)), references in Condition 5(III)(C) to
                                                     "interest" shall be construed as references to "principal"
                                                     and references to "Interest Payment Date" shall be construed as references to the "Maturity Date"

11   Relevant Financial Centre:                      New York

12   Relevant Business Day:                          New York and London

13   Issuer's Optional Redemption
     (Condition 6(e)):                               Yes

     (a) Notice Period:                              Not less than 10 Relevant Business Days

     (b) Amount:                                     All and not less than all

     (c) Date(s):                                    Each Interest Payment Date commencing on the Interest
                                                     Payment Date falling in July 2003 and ending on the Interest
                                                     Payment Date falling in July 2005.

     (d) Early Redemption Amount (Bank):             Principal amount of the Notes to be redeemed.

     (e) Notices:                                    As long as the Notes are represented by a DTC Global Note
                                                     and the DTC Global Note is being held on behalf of a
                                                     clearing system, notwithstanding Condition 13, notices to
                                                     Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

                                                     Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to the Noteholders on the day on which such notice is delivered to the clearing system.

                                       2
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14   Redemption at the option of the
     Noteholders (Condition 6(f)):                   No

15   Long Maturity Note (Condition 7(f)):            No

16   Talons for Future Coupons to be
     attached to Definitive Bearer Notes
     (Condition 7(h)):                               No

17   Early Redemption Amount (including
     accrued interest, if applicable)
     (Condition 9):                                  Principal  amount of the Notes to be redeemed plus
                                                     accrued interest thereon

18   Governing Law of the Notes:                     New York

OTHER RELEVANT TERMS

1   Listing (if yes, specify Stock Exchange):        No

2   Details of Clearance System approved by the
    Bank and the Global Agent and Clearance and
    Settlement Procedures:                           DTC, Clearstream Banking, societe anonyme and
                                                     Euroclear Bank S.A./N.V. as operator of the
                                                     Euroclear System. Payment for the Notes will be
                                                     on a delivery versus payment basis.

3   Syndicated:                                      No

4   Commissions and Concessions:                     None

5   Codes:

    (a) CUSIP                                        45905UBX1

    (b) ISIN                                         US45905UBX19

    (c) Common Code                                  014985441

6   Identity of Dealer(s)/Manager(s):                Morgan Stanley & Co. International Limited

7   Provisions for Registered Notes:

    (a) Individual Definitive Registered Notes
        Available on Issue Date:                     No. Interests in the DTC Global Note will be
                                                     exchangeable for definitive Registered Notes only
                                                     in the limited circumstances described in the
                                                     Prospectus.

    (b) DTC Global Note(s):                          Yes; one

    (c) Other Registered Global Notes:               No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 20, 2001

The following additional selling restrictions shall apply to the issue:-

                                       3
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    United Kingdom:                                  Each Dealer is required to comply with all applicable
                                                     provisions of the Financial Services and Markets Act 2000
                                                     with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.



                                                     INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                                     DEVELOPMENT

                                                     By:

                                                     Authorized Officer

                                       4
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                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER
                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ

                                       5

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                                                                       EXHIBIT B


                            TERMS AGREEMENT NO. 2299
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



July 3, 2002

International Bank for Reconstruction
   and Development
1818 H Street, N.W.
Washington, D.C. 20433


The undersigned agrees to purchase from you (the "BANK") the Bank's US$33,000,000 Callable Fixed Rate Step-up Notes due July 5, 2006 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on July 5, 2002 (the "SETTLEMENT DATE") at an aggregate purchase price of US$33,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:-

     1 The Bank agrees that it will issue the Notes and Morgan Stanley & Co. International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified

                                       1
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          above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).

     2 The purchase price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

     3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

     4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

     5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

     6 For purposes hereof, the notice details of the undersigned are as follows:

          Morgan Stanley & Co. International Limited
          25 Cabot Square
          Canary Wharf
          London E14 4QA

          Attention: Head of Transaction Management Group - Debt Capital Markets

          Telephone:        +44 (0)20 7677 7799
          Telex:            8812564 MORSTN G
          Fax:              +44 (0)20 7677 7999


     7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

     8 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

     9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:                                                               By:

                                       2
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Name:                                                             Name:

Title:                                                            Title:




CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:

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